HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                     Years Ended September 30, 1999 and 1998



Note 1 - Summary of Significant Accounting Policies

         Nature of operations: The Company invests in real estate, primarily single family residences, which it then resells on contract. The Company operates exclusively in the Quad City metropolitan area of Eastern Iowa and Western Illinois. The Company has a concentration of credit risk, in that all of its creditors live and work in the Quad City area.

         Accounting Policies: The books and records of the Company are maintained on the accrual basis of accounting. The Company uses the equity method of accounting for investments in affiliated companies. Investments in contracts receivable are stated at the collectible balance. All gains and losses are recognized in the year of sale. Earnings per share are computed on the basis of weighted average number of common shares outstanding. Cash and cash equivalents are considered to be any investment with maturity of three months or less.

         Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Investment in Affiliated Company

         Investment at September 30, 1999 and 1998 consisted of a 3% ownership of Triton Investments, Ltd common stock. Cost of the stock was $1,700. The Company uses the equity method of accounting for investment in affiliated company, although the investment is below the 20% level of ownership. The level of control exercised by common officers and directors warrant this adoption. These values may be substantially affected by the operations of the affiliated. Future intercompany transactions may also affect the value of these investments.